December 21, 2012

VIA EDGAR

Ms. Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

RE:	Supplemental Letter for Acceleration Request
QVC, Inc.
Registration Statement on Form S-4 (File No. 333-184501)

Dear Ms. Ransom:

Transmitted herewith is a request for acceleration of the effective date of the Registration Statement on Form S-4 (Registration No. 333-184501) (the “Registration Statement”).  In connection with the acceleration request, QVC, Inc. (the “Issuer”) and each of the undersigned guarantor co-registrants (collectively with the Issuer, the “Company”) hereby acknowledge as follows:

1.             Should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.             The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.             The Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (484) 701-1000 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely

QVC, Inc.

By:	/s/ Lawrence R. Hayes
Lawrence R. Hayes
Senior Vice President and General Counsel

Affiliate Investment, Inc.
Affiliate Relations Holdings, Inc.
AMI 2, Inc.
ER Marks, Inc.

By:	/s/ Daniel Feiner
Daniel Feiner
President of each of the foregoing entities

QVC International LLC
QVC Rocky Mount, Inc.
QVC San Antonio, LLC

By:	/s/ Lawrence R. Hayes
Lawrence R. Hayes
Senior Vice President and Secretary of each of the foregoing entities